

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2012

Via E-mail
Mr. David K. Spohr
Senior Vice President & Director of Fund Administration – Kenmar Preferred Investments Corp.
Principal Accounting/Financial Officer
World Monitor Trust III – Series J
900 King Street, Suite 100
Rye Brook, NY 10573

> **Re:** **World Monitor Trust III – Series J**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 18, 2011**
> **Form 10-Q for period ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 0-51651**

Dear Mr. Spohr:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Kevin Woody

                                       Kevin Woody
                                       Accounting Branch Chief